SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

McGrath RentCorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

580589 – 10 – 9

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 580589-10-9	13G

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Robert P. McGrath
(2)	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 1,089,983
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 1,089,983

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,089,983
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
(11)	Percent of Class Represented by Amount in Row (9) 4.4%
(12)	Type of Reporting Person* IN

*	SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(A).	NAME OF ISSUER

McGrath RentCorp

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

5700 Las Positas Road, Livermore, CA 94551

ITEM 2(A).	NAME OF PERSON FILING

Robert P. McGrath

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

5700 Las Positas Road, Livermore, CA 94551

ITEM 2(C).	CITIZENSHIP

United States of America

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(E).	CUSIP NUMBER

580589-10-9

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

N / A

ITEM 4.	OWNERSHIP

(a)	Amount Beneficially Owned:

1,089,983

(b)	Percent of Class:

4.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

  0

(ii)	shared power to vote or to direct the vote

  1,089,983

(iii)	sole power to dispose or to direct the disposition of

  0

(iv)	shared power to dispose or to direct the disposition of

  1,089,983

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

  N / A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

  N / A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

  N / A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

  N / A

ITEM 10.	CERTIFICATION

  N / A

Page of 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
(Date)

/s/ Robert P. McGrath
(Signature)

Robert P. McGrath, Chairman of the Board
(Name/Title)